FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


      For the month of February 2004       Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)


                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X|   Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes____         No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

                                                                  CONFORMED COPY

                                    FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


      For the month of February 2004         Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)


                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X|   Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes____         No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              COCA-COLA FEMSA, S.A. DE C.V.
                                              (Registrant)


Date:  February 26, 2004             By: /s/   HECTOR TREVINO   GUTIERREZ
                                        --------------------------------------
                                              Name:  Hector Trevino Gutierrez
                                              Title: Chief Financial Officer

PRESS RELEASE                                [GRAPHIC OMITTED][GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA announces fourth quarter and full year of 2003 results

                              FOURTH-QUARTER 2003

o     Consolidated   revenues  reached   Ps.11,435.2  million  and  consolidated
      operating income totaled Ps.2,160.9 million during the fourth quarter of 2003, reaching a consolidated operating margin of 18.9%.

                                 FULL-YEAR 2003

o     Consolidated   revenues  reached   Ps.35,729.0  million  and  consolidated
      operating  income  totaled   Ps.6,710.4   million  in  2003,   reaching  a
      consolidated operating margin of 18.8%.

MexicoCity (February 26, 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE:
KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the fourth quarter and the full year ended December 31, 2003.

"We are pleased with our team's capacity to work together and achieve positive results on multiple fronts simultaneously. By consolidating our operating facilities, implementing better commercial strategies and practices, adjusting the pricing architecture of our packages and products, and implementing best practices in our regions, we're building a stronger consolidated position across our market territories" stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the fourth quarter of 2003, our consolidated revenues reached Ps.11,435.2 million. Average price per unit case was Ps.23.56 (U.S.$2.1). Consolidated operating income reached Ps.2,160.9 million during the fourth quarter of 2003, resulting in an 18.9% operating margin.

February 26, 2004

The integral cost of financing totaled Ps.245.7 million during the fourth quarter of 2003, reflecting our new financial profile after the acquisition, in particular the combined effect of:

      (i) accrued interest expenses related to existing debt and the acquisition financing incurred in connection with the Panamco transaction, which more than offset the interest income generated by our reduced cash balances;

      (ii) a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt; and

      (iii) a consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our assets.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes, was 47.6% during the fourth-quarter 2003. However, the full year effective tax rate was 41.6%, reflecting a higher Mexican tax rate of 44.0%, applied to our Mexican income before taxes, which generated the majority of the taxable income.

Consolidated net income was Ps.942.9 million in the fourth quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.508 (U.S.$0.452 per ADR) computed on the basis of 1,846 million shares outstanding (each ADR represents ten local shares).

BALANCE SHEET

On December 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.2,783 million (U.S.$247.7 million), total short-term debt of Ps.2,904 million (U.S.$258.5 million) and long-term debt of Ps.26,011 million (U.S.$2,315.2 million). It is important to highlight that 65% of the total outstanding debt of the Company is held in the form of bonds in the capital markets.

During the fourth quarter of 2003, the Company pre-paid U.S.$200.0 million of the U.S. dollar-denominated bridge loan used for the acquisition of Panamco and refinanced the remaining U.S.$80.0 million of such bridge loan. The following chart sets forth the debt breakdown of the Company by currency and interest rate type as of December 31, 2003:

      -----------------------------------------------------------------
                                          % Interest Rate     Average
      Currency          % Total Debt          Floating        Rate(1)
      -----------------------------------------------------------------
      U.S. dollars          42%                 5%            5.90%
      -----------------------------------------------------------------
      Mexican Pesos         56%                56%            7.41%
      -----------------------------------------------------------------
      Colombian Pesos        2%               100%           10.34%
      -----------------------------------------------------------------

      (1) Annualized average interest rate per currency for the fourth-quarter 2003.

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by

February 26, 2004

Panamco for prior periods. In addition, Panamco results have not been included in our financial statements for periods prior to May 2003.

Financial information for the fourth quarter of 2003 and year ended December 31, 2003 both on a consolidated basis and by territory, includes three and twelve months results of the Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires ) prior to the acquisition of Panamco, and three and only eight months, respectively, of our new territories acquired from Panamco. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

For volume comparison purposes, we included the sales volume figures recorded by Panamco for the fourth quarter of 2002 and the full year ended December 31, 2002.

OPERATING RESULTS BY TERRITORY

FOURTH QUARTER 2003 SUMMARY:

-------------------------------------------------------------------------------
                    Volume          Operating                   % Operating
                    (MUC)          Income (MM)      % Total        Margin
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Mexico              243.9         Ps. 1,491.4        69.0%         21.8%
Central America      29.3               110.2         5.1%         12.7%
Colombia             45.1               130.7         6.1%         14.7%
Venezuela            45.8               176.5         8.2%         16.3%
Brazil               77.5               137.7         6.4%         11.4%
Argentina            39.3               113.9         5.3%         17.5%
-------------------------------------------------------------------------------
Total               480.9          Ps.2,160.9       100.0%         18.9%
-------------------------------------------------------------------------------


MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,837.4 million for the fourth quarter of 2003. Average price per unit case was Ps.27.31 (U.S.$2.43). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.93 (U.S.$2.75).

Despite the relatively weak economic environment and the increasing competitive dynamics of the Mexican CSD industry driven by existing players and new low price brand producers of family size presentations, CSD volumes increased 2.1% in the fourth quarter of 2003 over the same period of 2002. The CSD volume increased was mainly driven by the strong performance of Fresca Pink Grapefruit, Lift Green Apple and the recent introduction of Coca-Cola Vanilla. Total sales volume reached 243.9 MUC in the fourth-quarter 2003, remaining almost flat over the same period in 2002, due to lower jug bottled water volumes in our new territories offset CSD volume growth.

February 26, 2004

Earlier in the year, we filed an equitable action against the Mexican Tax Authorities alleging violation of certain constitutional rights relating to the application of excise taxes on diet soft drinks and mineral water products. Despite receiving a temporary injunction from payment, the Company paid this excise tax during the first nine months of 2003 in order to avoid any potential penalty charges imposed by the authorities. Due to the uncertainty of the outcome of the action and following conservative accounting criteria, the Company registered an accounting provision decreasing the amount of total revenues by the provision amount during the first nine months of 2003.

As a result of a favorable resolution of the legal action during the fourth quarter, the Company (i) reversed $130 million of the accounting provision related to the excise tax previously paid during the first nine months of 2003 and registered an account receivable against the Mexican government reflecting the right to be reimbursed for the taxes paid and (ii) was not required to record $40 million of excise taxes it would have had to pay if its legal action had failed. Accordingly, the favorable resolution of the legal action resulted in a total increase of net revenues of $170 million in the fourth quarter of 2003.

Income from Operations

Gross profit totaled Ps.3,737.6 reaching a 54.7% margin as percentage of total revenues for the fourth-quarter 2003. Operating profit totaled Ps.1,491.4 million, reaching a 21.8% margin as a percentage of total revenues.

Selling expenses were impacted by (i) higher expenses related to the standardization of coolers maintenance programs, (ii) higher distribution expenses derived from shipping certain packaging presentations from Mexico City to other remote areas of our Mexican territories, and (iii) higher marketing expenses.

After conducting an intensive analysis on the current conditions and expected useful life of our cooler inventories in our new and existing territories in Mexico, we decided to modify the useful life of the coolers in our original territories from three to five years, consistent with the useful life of the coolers of our new Mexican territories (Golfo and Bajio). We made this decision based on the quality of our equipment and the benefit of KOF's maintenance policy. This modification reduced non-cash items in Mexico and increased our operating income by a similar amount. The Audit Committee of the Company approved this modification.

February 26, 2004

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.869.5 million during the fourth-quarter of 2003. Average price per unit case was Ps.29.75 (U.S.$2.65) during this period. In the fourth quarter of 2003, total sales volume in our Central America territories increased by 7.0% to 29.3 MUC as compared to the same period of 2002, driven by the strong performance of brand Coca-Cola representing more than 80% of incremental volumes, and growth from core flavor brands in every country within our Central American region.

In the fourth quarter of 2003, we introduced a 2.0 Lt non-returnable PET presentation for brand Fanta in Nicaragua, and a 600 ml PET for Lift in Guatemala, with the purpose of developing new price points in these markets. These packaging presentations along with new product introductions such as bottled water Dasani and Fanta in Panama, are intended to develop new consumption occasions.

Income from Operations

Gross profit totaled Ps.439.9 million during the fourth-quarter of 2003, reaching a 50.6% gross margin. During this period the Company experienced lower operating costs driven by (i) lower raw material prices due to better supplier negotiations, and (ii) a favorable mix shift from non-returnable packaging presentations to returnable packaging presentations. Operating income totaled Ps.110.2 million during the fourth-quarter of 2003, reaching an operating income margin of 12.7%. During the quarter, the Company experienced lower administrative expenses as a result of a headcount optimization.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.888.2 million during the fourth quarter of 2003, an average price per unit case of Ps.19.69 (U.S.$1.75). During the fourth quarter of 2003, an increasing competitive landscape of alternative lower priced beverage categories such as powders, natural juices or tap water continued affecting the Colombian CSD industry. Total volumes decreased by 12.3% as compared to the same period of 2002. The Company continues evaluating the right product, package and pricing architecture for its portfolio of brands in Colombia.

Income from Operations

Gross profit totaled Ps.405.5 million during the fourth quarter of 2003, reaching a 45.7% gross margin during the same period. Operating income was Ps.130.7 million, reaching a 14.7% margin during the fourth quarter of 2003. Low fixed cost absorption

February 26, 2004
driven by the volume decline was partially offset by cost efficiencies from the recent manufacturing asset consolidation.

During the fourth quarter of 2003, the Company changed the accounting policy related to the treatment of the bottles and cases in the Colombian market in order to conform to our accounting policy. In the past, the bottles and cases introduced in the market were capitalized by Panamco, while KOF's traditional accounting policy treats them as marketing expenses. Due to these accounting changes, non-cash charges were reduced significantly during the fourth-quarter; however cash expenses increased by a corresponding amount. The Audit Committee of the Company approved these accounting changes.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.1,082.5 million during the fourth quarter of 2003 and average price per unit case in Venezuela reached Ps.23.57 (U.S.$2.09), as a result of a 13% weighted average price increases implemented during the fourth quarter of 2003. Despite the price increases implemented during the fourth quarter of 2003, our volume increased 34.7% compared to the fourth quarter of 2002, when political unrest in Venezuela due to a national strike made it practically impossible for Panamco to run these operations on a regular basis during part of the month of December of 2002, and also driven by our packaging and revenue management strategies implemented during the quarter.

Income from Operations

Gross profit totaled Ps.499.2 million during fourth quarter of 2003, reaching a 46.1% gross margin during the same period. During the quarter, sufficient sugar production was not available to meet internal demand levels driving sugar costs to unusual levels. Operating income was Ps.176.5 million reaching an operating income margin of 16.3% during the fourth quarter of 2003, mainly driven by higher volumes and operating improvements implemented since May 2003.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.1,212.3 million during the fourth quarter of 2003 and the average price per unit case was Ps.15.60 (U.S.$1.39).

During the fourth quarter of 2003, sales volume in our Brazilian territories decreased by 24.7% as compared to the same period of 2002, including the reduction of 18.8% in CSDs and the 40.2% decline in beer, as a result of our strategy of focusing on balancing volume growth with margin expansion and the implementation of go-to-market strategies intended to increase the number of clients served directly by the Company versus the use of distributors.

February 26, 2004

We launched a new 12-ounce non-returnable glass presentation for the Coca-Cola brand, offering the consumer a more convenient package in the on-premise segment. With this introduction the Company has launched more than six new packaging presentations for the Coca-Cola brands since we took control of the operations in May 2003.

Income from Operations

Gross profit during the fourth quarter of 2003 totaled Ps.467.2 million, reaching a 38.5% margin. Lower sugar prices, the appreciation of the Brazilian Real against the U.S. dollar applied to our U.S. dollar denominated raw material costs, and a favorable change of product mix to more profitable packaging presentations, improved the profitability of the Company during the fourth quarter of 2003.

Due to the new commercial and point of sale development strategies, we achieved operating income of Ps.137.7 million during the fourth quarter of 2003 and an operating margin of 11.4%, the highest operating margin since we took over the operations in May 2003.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

Revenues

Total revenues reached Ps.651.0 million, a 15.0% increase as compared to the fourth-quarter of 2002 and the average price per unit case grew by 4.5% over the fourth-quarter of 2002 to Ps.15.81 (U.S.$1.41), mainly driven by the combination of (i) price increases implemented during the quarter, and (ii) the product shift from our less profitable value protection brands, Tai and Crush, toward our core and premium brands.

In the fourth quarter of 2003, total sales volume in our Buenos Aires territory increased by 9.5% as compared to the same period of 2002. This increase was mainly driven by the growth of our core brands in returnable packages, which represented more than 25% of our total sales volume during the fourth-quarter 2003, and the growth of our premium brands, which represented more than 12% of our total volume sales during the fourth- quarter of 2003.

February 26, 2004

Income from Operations

Gross profit as a percentage of total revenues increased from 34.5% in the fourth quarter of 2002 to 40.0% in 2003. This improvement was mainly driven by
(i) higher sales volume, and (ii) an appreciation of the Argentina peso against the U.S. dollar in 2003, which positively impacted the cost of our U.S. dollar-denominated raw materials and expenses.

In Argentina, operating expenses as a percentage of total revenues decreased 600 basis points from 28.5% in the fourth quarter of 2002 to 22.5% in the fourth quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses and the operating strategies implemented in the market during the year. Operating income during the fourth quarter of 2003 in our Argentine territories was Ps.113.9 million and operating margin grew from 6.0% during the fourth quarter of 2002 to 17.5% during the fourth quarter of 2003, reaching the highest operating margin in the history of our operations in Argentina.

SUMMARY OF FULL YEAR RESULTS

Consolidated sales volume reached 1,824.0 MUC in 2003 declining 2.3% versus 2002, mainly driven by (i) lower volumes of bottled water in Mexico, Colombia and Venezuela, due to an asset rationalization strategy implemented by the Company combined with revenue management initiatives intended to improve the profitability of our water business; and also due to (ii) lower beer volumes in our Sao Paulo territory in Brazil, driven by the implementation of new initiatives intended to take over third-party selling and distribution.

During 2003, CSD volumes remained practically flat versus 2002 because of the volume decline in Brazil, Colombia and Venezuela, which was offset by volume growth in our Mexican, Central America and Argentine territories.

During 2003, total revenues reached Ps.35,729.4 million, resulting in a consolidated average unit price per case of Ps.24.46 (U.S.$2.18). Gross margin as a percentage of total revenues was 49.7% in 2003. Consolidated operating income was Ps.6,710.4 million, 18.8% as percentage of total revenues during 2003.

Consolidated net income totaled Ps.2,332.0 during 2003. Net income per share reached Ps.1.36 (U.S.$1.21 per ADR) computed under the basis of 1,704.3 million compounded average shares outstanding.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2003 Conference Call will be held on: February 26, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800- 901- 5247 and International:
617-786-4501.

If you are unable to participate live, an instant replay of the conference call will be available through March 26, 2003. To listen to the replay please dial:
Domestic  U.S.:  888-  286-  8010 or  International:  617-801-6888.  Pass  code:
98344233.

February 26, 2004

                                     o o o

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela
(nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.

The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                     o o o

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the fourth quarter of 2003, which ended on December 31, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S.

                                     o o o

                         (8 pages of tables to follow)

February 26, 2004

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheet

As of December  31, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of December  31, 2003


ASSETS                                     2003                2002
-----------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents           Ps.     2,783       Ps.     6,429
-----------------------------------------------------------------------------
   Accounts receivable:
    Trade                                      1,338                 581
    Notes                                         85                  13
    Prepaid taxes                              1,088                 252
    Other                                        391                 214
-----------------------------------------------------------------------------
                                               2,902               1,060
-----------------------------------------------------------------------------
   Inventories                                 2,187                 799
   Prepaid expenses                              202                  77
-----------------------------------------------------------------------------
Total current assets                           8,074               8,365
-----------------------------------------------------------------------------
Property, plant and equipment
   Land                                        2,484                 820
   Buildings, machinery and equipment         24,059               9,374
   Accumulated depreciation                  (10,386)             (3,441)
   Construction in progress                      671                 381
   Bottles and cases                             947                 303
-----------------------------------------------------------------------------
Total property, plant and equipment           17,775               7,437
-----------------------------------------------------------------------------
Investment in shares                             516                 132
Deferred charges, net                          1,332                 885
Intangibles                                   33,723                 268
-----------------------------------------------------------------------------
TOTAL ASSETS                           Ps.    61,420       Ps.    17,087
-----------------------------------------------------------------------------


LIABILITIES & STOCKHOLDERS' EQUITY         2003                 2002
-----------------------------------------------------------------------------
Current Liabilities
    Short-term bank loans              Ps.     2,904       Ps.         0
    Interest payable                             374                  82
    Suppliers                                  3,376               1,681
    Accounts payable, notes and others         1,725                 689
    Taxes payable                              1,025                 236
-----------------------------------------------------------------------------
Total Current Liabilities                      9,404               2,688
-----------------------------------------------------------------------------
Long-term bank loans                          26,011               3,296
Pension plan and seniority premium               580                 193
Other liabilities                              2,608               1,238
-----------------------------------------------------------------------------
Total Liabilities                             38,603               7,415
-----------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                163                   0
Majority interest
    Capital stock                              2,655               2,464
    Additional paid in capital                11,361               1,733
    Retained earnings of prior years           9,451               6,790
    Net income for the period                  2,312               2,661
    Cumulative results of holding
      non-monetary assets                     (3,125)             (3,976)
-----------------------------------------------------------------------------
Total majority interest                       22,654               9,672
-----------------------------------------------------------------------------
Total stockholders' equity                    22,817               9,672
-----------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY             Ps.    61,420       Ps.    17,087
-----------------------------------------------------------------------------

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

INCOME STATEMENT

For the three months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                                              ----------------------------------------------    ---------------------------------
                                                               Consolidated                            Mexican Operations
                                              ----------------------------------------------    ---------------------------------
                                                  2003             2002          % VAR              2003        %Total Revenues
-------------------------------------------   ----------------------------------------------    ---------------------------------
Sales volume (millions unit cases)                 480.9          165.0           191.4              243.9
Average unit price per case                        23.56          28.85           (18.3)             27.31
Net revenues                                    11,331.0        4,759.6           138.1            6,661.3
Other operating revenues                           104.2           34.2           204.6              176.1
-------------------------------------------   ----------------------------------------------    ---------------------------------
Total revenues                                  11,435.2        4,793.8           138.5            6,837.4           100.0
Cost of sales                                    5,761.0        2,281.8           152.5            3,099.8            45.3
-------------------------------------------   ----------------------------------------------    ---------------------------------
Gross profit                                     5,674.2        2,512.0           125.9            3,737.6            54.7
-------------------------------------------   ----------------------------------------------    ---------------------------------
     Administrative expenses                       699.8          387.5            80.6              482.8             7.1
     Selling expenses                            2,813.5          893.9           214.7            1,763.4            25.8
-------------------------------------------   ----------------------------------------------    ---------------------------------
Operating expenses                               3,513.3        1,281.4           174.2            2,246.2            32.9
-------------------------------------------   ----------------------------------------------    ---------------------------------
Goodwill amortization                                               5.3          (100.0)              --              --
-------------------------------------------   ----------------------------------------------    ---------------------------------
Operating income                                 2,160.9        1,225.3            76.4            1,491.4            21.8
-------------------------------------------   ----------------------------------------------    ---------------------------------
     Interest expense                              387.5           97.3           298.2
     Interest income                                14.6           73.6           (80.2)
     Interest expense, net                         372.9           23.7         1,473.2
     Foreign exchange loss (gain)                  317.8          (56.9)         (658.5)
     Loss (gain) on monetary position             (445.0)          30.6        (1,554.2)
-------------------------------------------   ----------------------------------------------
Integral cost of financing                         245.7           (2.6)       (9,548.1)
Other (income) expenses, net                       114.9           71.3            61.2
-------------------------------------------   ----------------------------------------------
Income before taxes                              1,800.3        1,156.6            55.7
Taxes                                              857.4          380.6           125.3
-------------------------------------------   ----------------------------------------------
Consolidated net income                            942.9          776.0            21.5
-------------------------------------------   ----------------------------------------------
Majority net income                                937.9          776.0            20.9
Minority net income                                  5.0           --              N.A.
-------------------------------------------   ----------------------------------------------    ---------------------------------
Non-cash items (2)                                 303.7          232.3            30.7           209.8                3.1
-------------------------------------------   ----------------------------------------------    ---------------------------------

                                              --------------------------------------   -------------------------------------
                                                    Central American Operations                Columbian Operations
                                              --------------------------------------   -------------------------------------
                                                   2003         %Total Revenues              2003         %Total Revenues
-------------------------------------------   --------------------------------------   -------------------------------------
Sales volume (millions unit cases)                  29.3                                        45.1
Average unit price per case                        29.75                                       19.69
Net revenues                                       871.3                                       888.2
Other operating revenues                            (1.9)                                        0.0
-------------------------------------------   --------------------------------------   -------------------------------------
Total revenues                                     869.5            100.0                      888.2             100.0
Cost of sales                                      429.6             49.4                      482.7              54.3
-------------------------------------------   ------------------------------           -------------------------------------
Gross profit                                       439.9             50.6                      405.5              45.7
-------------------------------------------   ------------------------------           -------------------------------------
     Administrative expenses                        68.3              7.9                      112.0              12.6
     Selling expenses                              261.4             30.1                      162.8              18.3
-------------------------------------------   ------------------------------           -------------------------------------
Operating expenses                                 329.7             37.9                      274.8              30.9
-------------------------------------------   ------------------------------           -------------------------------------
Goodwill amortization                               --               --                         --                --
-------------------------------------------   ------------------------------           -------------------------------------
Operating income                                   110.2             12.7                      130.7              14.7
-------------------------------------------   ------------------------------           -------------------------------------
     Interest expense
     Interest income
     Interest expense, net
     Foreign exchange loss (gain)
     Loss (gain) on monetary position
-------------------------------------------
Integral cost of financing
Other (income) expenses, net
-------------------------------------------
Income before taxes
Taxes
-------------------------------------------
Consolidated net income
-------------------------------------------
Majority net income
Minority net income
-------------------------------------------   ----------------------------------       -------------------------------------
Non-cash items (2)                                  30.0              3.5                       (0.2)             (0.0)
-------------------------------------------   ----------------------------------       -------------------------------------

----------
(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

INCOME STATEMENT

For the three months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                                                ------------------------------------------------------------------------
                                                      Venezuelan Operations                   Brazilian Operations
                                                ---------------------------------     ----------------------------------
                                                    2003      % Total Revenues            2003         %Total Revenues
--------------------------------------------    ---------------------------------     ----------------------------------
Sales volume (millions unit cases)                   45.8                                   77.5
Average unit price per case                         23.57                                  15.60
--------------------------------------------    ---------------------------------     ----------------------------------
Net revenues                                      1,080.2                                1,208.4
Other operating revenues                              2.3                                    3.9
--------------------------------------------    ---------------------------------     ----------------------------------
Total revenues                                    1,082.5            100.0               1,212.3            100.0
Cost of sales                                       583.3             53.9                 745.2             61.5
--------------------------------------------    ---------------------------------      ---------------------------------
Gross profit                                        499.2             46.1                 467.2             38.5
--------------------------------------------    ---------------------------------      ---------------------------------
     Administrative expenses                         87.8              8.1                  56.4              4.7
     Selling expenses                               235.0             21.7                 273.1             22.5
--------------------------------------------    ---------------------------------      ---------------------------------
Operating expenses                                  322.7             29.8                 329.5             27.2
--------------------------------------------    ---------------------------------      ---------------------------------
Goodwill amortization                                --               --                    --               --
--------------------------------------------    ---------------------------------      ---------------------------------
Operating income                                    176.5             16.3                 137.7             11.4
--------------------------------------------    ---------------------------------      ---------------------------------
Non-cash items (2)                                   17.7              1.6                  16.1              1.3
--------------------------------------------    ---------------------------------      ---------------------------------

                                                ---------------------------------------------------------------------------
                                                                         Argentine Operations
                                                ---------------------------------------------------------------------------
                                                    2003     *%Total Revenues      2002      %Total Revenues      % VAR
--------------------------------------------    ---------------------------------------------------------------------------
Sales volume (millions unit cases)                   39.3                           35.9                            9.5
Average unit price per case                         15.81                          15.14                            4.5
--------------------------------------------    ---------------------------------------------------------------------------
Net revenues                                        621.4                          543.6                           14.3
Other operating revenues                             29.6                           22.5                           31.9
--------------------------------------------    ---------------------------------------------------------------------------
Total revenues                                      651.0          100.0           566.1          100.0            15.0
Cost of sales                                       390.7           60.0           370.7           65.5             5.5
--------------------------------------------    ---------------------------------------------------------------------------
Gross profit                                        260.3           40.0           195.4           34.5            33.2
--------------------------------------------    ---------------------------------------------------------------------------
     Administrative expenses                         24.1            3.7            33.4            5.9           (28.1)
     Selling expenses                               122.4           18.8           128.0           22.6            (4.4)
--------------------------------------------    ---------------------------------------------------------------------------
Operating expenses                                  146.5           22.5           161.4           28.5            (9.2)
--------------------------------------------    ---------------------------------------------------------------------------
Goodwill amortization                                --             --              --             --
--------------------------------------------    ---------------------------------------------------------------------------
Operating income                                    113.9           17.5            34.0            6.0            234.7
--------------------------------------------    ---------------------------------------------------------------------------
Non-cash items (2)                                   30.2            4.6            64.8           11.4            (53.5)
--------------------------------------------    ---------------------------------------------------------------------------

----------
(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

INCOME STATEMENT

For the twelve months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                                                   ---------------------------------------------   ----------------------------
                                                                  Consolidated                          Mexican Operations
                                                   ---------------------------------------------   ----------------------------
                                                         2003            2002       % VAR            2003     %Total Revenues
------------------------------------------------   ---------------------------------------------   ----------------------------
Sales Volume(millions unit cases)                       1,450.5          620.3        133.8             850.1
Average unit price per case                               24.46          29.86        (18.1)            27.86
------------------------------------------------   ---------------------------------------------   ------------
Net revenues                                           35,486.4       18,518.6         91.6          23,683.1
Other operating revenues                                  242.6          148.9         62.9             252.1
------------------------------------------------   ---------------------------------------------   ------------
Total revenues                                         35,729.0       18,667.5         91.4          23,935.2         100.0
Cost of sales                                          17,979.9        8,680.7        107.1          11,090.7          46.3
------------------------------------------------   ---------------------------------------------   ----------------------------
Gross profit                                           17,749.1        9,986.8         77.7          12,844.5          53.7
------------------------------------------------   ---------------------------------------------   ----------------------------
     Administrative expenses                            2,333.9        1,475.0         58.2           1,631.6           6.8
     Selling expenses                                   8,704.8        3,844.5        126.4           5,579.3          23.3
------------------------------------------------   ---------------------------------------------   ----------------------------
Operating expenses                                     11,038.7        5,319.5        107.5           7,210.9          30.1
------------------------------------------------   ---------------------------------------------   ----------------------------
Goodwill amortization                                      --             40.4       (100.0)             --
------------------------------------------------   ---------------------------------------------   ----------------------------
Operating income                                        6,710.4        4,626.9         45.0           5,633.6          23.5
------------------------------------------------   ---------------------------------------------   ----------------------------
     Interest expense                                   1,551.5          348.4        345.3
     Interest income                                      227.0          264.0        (14.0)
     Interest expense, net                              1,324.4           84.4      1,469.2
     Foreign exchange loss (gain)                       2,027.9         (250.0)      (911.2)
     Loss (gain) on monetary position                    (870.8)        (394.8)       120.6
------------------------------------------------   ---------------------------------------------
Integral cost of financing                              2,481.5         (560.4)      (542.8)
Other (income) expenses, net                              238.6          180.3         32.4
------------------------------------------------   ---------------------------------------------
Income before taxes                                     3,990.3        5,007.0        (20.3)
Taxes                                                   1,658.2        1,912.1        (13.3)
------------------------------------------------   ---------------------------------------------
Goodwill Impairment                                        --           (433.9)        NA
------------------------------------------------   ---------------------------------------------
Consolidated net income                                 2,332.0        2,661.0        (12.4)
------------------------------------------------   ---------------------------------------------
Majority net income                                     2,311.8        2,661.0        (13.1)
------------------------------------------------   ---------------------------------------------
Minority net income                                        20.2           --           --
------------------------------------------------   ---------------------------------------------   ----------------------------
Non-cash items (2)                                      1,628.4        1,060.7         53.5             988.3           4.1
------------------------------------------------   ---------------------------------------------   ----------------------------

                                                   ------------------------------------    ------------------------------
                                                        Central American Operations              Colombian Operations
                                                   ------------------------------------    ------------------------------
                                                         2003        %Total Revenues          2003      %Total Revenues
------------------------------------------------   ------------------------------------    ------------------------------
Sales Volume(millions unit cases)                         72.9                                114.1
Average unit price per case                              29.93                                20.32
------------------------------------------------   ---------------                         ------------
Net revenues                                           2,182.5                              2,319.1
Other operating revenues                                   4.1                                 --
------------------------------------------------   ---------------                         ------------
Total revenues                                         2,186.5             100.0             2,319.1          100.0
Cost of sales                                          1,098.7              50.2             1,251.1           53.9
------------------------------------------------   ------------------------------------    ------------------------------
Gross profit                                           1,087.9              49.8             1,068.1           46.1
------------------------------------------------   ------------------------------------    ------------------------------
     Administrative expenses                             149.6               6.8               241.6           10.4
     Selling expenses                                    719.8              32.9               565.4           24.4
------------------------------------------------   ------------------------------------    ------------------------------
Operating expenses                                       869.5              39.8               806.9           34.8
------------------------------------------------   ------------------------------------    ------------------------------
Goodwill amortization                                     --                --                  --             --
------------------------------------------------   ------------------------------------    ------------------------------
Operating income                                         218.4              10.0               261.1           11.3
------------------------------------------------   ------------------------------------    ------------------------------
     Interest expense
     Interest income
     Interest expense, net
     Foreign exchange loss (gain)
     Loss (gain) on monetary position
------------------------------------------------
Integral cost of financing
Other (income) expenses, net
------------------------------------------------
Income before taxes
Taxes
------------------------------------------------
Goodwill Impairment
------------------------------------------------
Consolidated net income
------------------------------------------------
Majority net income
------------------------------------------------
Minority net income
------------------------------------------------   ------------------------------------    ------------------------------
Non-cash items (2)                                       143.5               6.6               150.0            6.5
------------------------------------------------   ------------------------------------    ------------------------------

----------
(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries

INCOME STATEMENT

For the twelve months ended December 31, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of December 31, 2003

                                               ---------------------------------     ----------------------------------
                                                    Venezuelan Operations                   Brazilian Operations
                                               ---------------------------------     ----------------------------------
                                                    2003        %Total Revenues          2003         %Total Revenues
-------------------------------------          ---------------------------------     ----------------------------------
Sales Volume(millions unit cases)                      110.1                              176.6
Average unit price per case                            23.08                               15.77
-------------------------------------          ----------------                   ---------------
Net revenues                                         2,542.2                            2,785.7
Other operating revenues                                 2.3                               11.2
-------------------------------------          ---------------------------------     ----------------------------------
Total revenues                                       2,544.5          100.0             2,796.9           100.0
Cost of sales                                        1,438.6           56.5             1,785.9            63.9
-------------------------------------          ---------------------------------     ----------------------------------
Gross profit                                         1,105.9           43.5             1,011.0            36.1
-------------------------------------          ---------------------------------     ----------------------------------
     Administrative expenses                           168.4            6.6               170.8             6.1
     Selling expenses                                  706.0           27.7               690.4            24.7
-------------------------------------          ---------------------------------     ----------------------------------
Operating expenses                                     874.4           34.4               861.2            30.8
-------------------------------------          ---------------------------------     ----------------------------------
Goodwill amortization                                   --             --                  --              --
-------------------------------------          ---------------------------------     ----------------------------------
Operating income                                       231.5            9.1               149.9             5.4
-------------------------------------          ---------------------------------     ----------------------------------
Non-cash items (2)                                     135.0            5.3                53.5             1.9
-------------------------------------          ---------------------------------     ----------------------------------

                                               --------------------------------------------------------------------------
                                                                        Argentine Operations
                                               --------------------------------------------------------------------------
                                                    2003     %Total Revenues      2002      %Total Revenues     % VAR
-------------------------------------          --------------------------------------------------------------------------
Sales Volume(millions unit cases)                   126.6                        115.6                           9.5
Average unit price per case                         15.59                        15.08                           3.4
-------------------------------------          --------------               -------------                   -----------
Net revenues                                      1,973.9                      1,743.8                          13.2
Other operating revenues                            103.0                         80.5                          28.0
-------------------------------------          --------------               -------------                   -----------
Total revenues                                    2,076.9         100.0        1,824.3          100.0           13.8
Cost of sales                                     1,309.3          63.0        1,196.7           65.6            9.4
-------------------------------------          --------------------------------------------------------------------------
Gross profit                                        767.6          37.0          627.6           34.4           22.3
-------------------------------------          --------------------------------------------------------------------------
     Administrative expenses                        103.4           5.0          119.8            6.6          (13.7)
     Selling expenses                               448.6          21.6          445.9           24.4            0.6
-------------------------------------          --------------------------------------------------------------------------
Operating expenses                                  551.9          26.6          565.7           31.0           (2.4)
-------------------------------------          --------------------------------------------------------------------------
Goodwill amortization                                --            --              9.5            0.5         (100.0)
-------------------------------------          --------------------------------------------------------------------------
Operating income                                    215.7          10.4           52.4            2.9          311.6
-------------------------------------          --------------------------------------------------------------------------
Non-cash items (2)                                  158.0           7.6          245.9           13.5          (35.7)
-------------------------------------          --------------------------------------------------------------------------

----------
(1)   Except volume and average price per unit case figures.

(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

                              SELECTED INFORMATION

For the three months ended December 31, 2003
Expressed in million Mexican pesos as of December 31, 2003

                      -------------                               -------------
                         4Q 2002                                     4Q 2003
-----------------------------------       -------------------------------------
Capex                     584.2           Capex                       188.7
-----------------------------------        ------------------------------------
Depreciation              129.9           Depreciation                265.7
-----------------------------------        ------------------------------------
Amortization & Others     102.4           Amortization & Others       38
-----------------------------------        ------------------------------------

VOLUME (MUC)
Expressed in million unit cases

                  ---------------------------------------------------------------------------------------
                                                        4Q 2002
                  ---------------------------------------------------------------------------------------
                     Colas          Flavors           Water           Beer          Others         Total
---------------------------------------------------------------------------------------------------------
Mexico (1)            150.2           44.5            47.0            0.0            1.6          243.3
Central America        19.1            6.6             1.1            0.0            0.6           27.4
Colombia               32.3           11.1             7.9            0.0            0.1           51.4
Venezuela              16.9           11.3             3.3            0.2            2.3           34.0
Brazil                 47.4           25.3             4.8           24.0            0.5          102.0
Argentina              25.6            9.8             0.4            0.0            0.1           35.9
---------------------------------------------------------------------------------------------------------
Total                 291.5          108.6            64.5           24.2            5.2          494.0
---------------------------------------------------------------------------------------------------------

                  ---------------------------------------------------------------------------------------
                                                        4Q 2003
                  ---------------------------------------------------------------------------------------
                     Colas          Flavors           Water          Beer           Others         Total
                  ---------------------------------------------------------------------------------------
                      152.1           46.7            44.1            0.0             1.0         243.9
                       20.7            7.0             1.2            0.0             0.4          29.3
                       29.5            9.8             5.8            0.0             0.0          45.1
                       26.5           13.0             3.5            0.0             2.8          45.8
                       41.9           17.1             3.5           14.4             0.4          77.3
                       27.8           11.2             0.3            0.0             0.1          39.4
                  ---------------------------------------------------------------------------------------
                      298.5          104.8            58.4           14.4             4.7         480.8
                  ---------------------------------------------------------------------------------------

----------
(1)   Water volume in 4Q 2003, includes 1.7 MUC of Ciel 5.0 Lt presentation


PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                  ------------------------------------------------------------
                                           4Q 2002
                  ------------------------------------------------------------
                      Ret           Non-Ret        Fountain         Jug
------------------------------------------------------------------------------
Mexico                27.0           56.3            1.4           15.3
Central America       47.3           48.4            4.3            0.0
Colombia              49.9           40.5            2.9            6.7
Venezuela             40.4           54.5            2.6            2.5
Brazil                11.7           84.8            3.5            0.0
Argentina             18.8           77.6            3.6            0.0
------------------------------------------------------------------------------

                  ------------------------------------------------------------
                                            4Q 2003
                  ------------------------------------------------------------
                      Ret           Non-Ret        Fountain         Jug
                  ------------------------------------------------------------
                      28.4           56.3            1.3           14.0
                      50.9           44.5            4.6            0.0
                      51.5           39.5            3.2            5.8
                      37.1           57.9            2.6            2.4
                       9.4           87.4            3.2            0.0
                      25.2           71.6            3.2            0.0
                  ------------------------------------------------------------

                              SELECTED INFORMATION

For the twelve months ended December 31, 2003
Expressed in million Mexican pesos as of December 31, 2003

                      ---------------                           --------------
                           2002                                      2003
-------------------------------------     ------------------------------------
Capex                     1,409.7         Capex                     1,910.4
-------------------------------------     ------------------------------------
Depreciation                572.3         Depreciation                967.5
-------------------------------------     ------------------------------------
Amortization & Others       488.4         Amortization & Others       660.9
-------------------------------------     ------------------------------------


VOLUME (MUC)
Expressed in million unit cases

                     ---------------------------------------------------------------------------------------------
                                                                 2002
                     ---------------------------------------------------------------------------------------------
                          Colas          Flavors         Water           Beer           Others          Total
------------------------------------------------------------------------------------------------------------------
Mexico (1)                     595.9           168.2          203.4             0.0            13.0         980.5
Central America                 69.7            23.7            4.0             0.0             2.7         100.1
Colombia                       111.7            40.4           32.3             0.0             0.6         185.0
Venezuela                       78.4            55.4           17.3             2.3             9.5         162.9
Brazil                         153.4            86.2           16.4            65.3             1.3         322.6
Argentina                       78.9            35.2            1.0             0.0             0.5         115.6
------------------------------------------------------------------------------------------------------------------
Total                        1,088.0           409.1          274.4            67.6            27.6       1,866.7
------------------------------------------------------------------------------------------------------------------

                     ---------------------------------------------------------------------------------------------
                                                                 2003
                     ---------------------------------------------------------------------------------------------
                          Colas          Flavors         Water           Beer          Others          Total
                     ---------------------------------------------------------------------------------------------
                                598.5          187.8          209.7             0.0             5.6       1,001.6
                                 74.5           26.5            4.5             0.0             1.8         107.3
                                107.1           38.3           26.0             0.0             0.4         171.8
                                 86.5           44.2           12.4             0.0             8.5         151.6
                                141.6           62.8           11.0            48.1             1.6         265.1
                                 90.5           34.6            1.2             0.0             0.3         126.6
                     ---------------------------------------------------------------------------------------------
                              1,098.7          394.2          264.8            48.1            18.2       1,824.0
                     ---------------------------------------------------------------------------------------------

----------
(1)   Water volume in 2003, includes 10.9 MUC of Ciel 5.0 Lt presentation


PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

                  --------------------------------------------           ---------------------------------------------
                                     2002                                                     2003
                  --------------------------------------------           ---------------------------------------------
                     Ret      Non-Ret    Fountain     Jug                    Ret      Non-Ret     Fountain      Jug
--------------------------------------------------------------           ---------------------------------------------
Mexico              28.2       53.6        1.3       16.9                   27.9        54.9         1.3       15.9
Central America     50.9       43.4        5.7        0.0                   51.8        42.9         5.3        0.0
Colombia            53.8       35.3        3.0        7.9                   53.4        36.8         3.0        6.8
Venezuela           39.1       52.5        3.0        5.4                   36.4        57.6         2.7        3.3
Brazil              11.9       84.1        4.0        0.0                   11.0        85.1         3.9        0.0
Argentina           12.4       82.9        4.7        0.0                   24.5        71.8         3.7        0.0
--------------------------------------------------------------           ---------------------------------------------

                                 December 2003
                           Macroeconomic Information

--------------------------------------------------------------------------------
                              Inflation                Forreing Exchange Rate
                         YTD             4Q              (Per US Dollar) *
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     Mexico             3.98%          1.69%                 11.2350
    Colombia            6.49%          1.02%              2,778.2100
   Venezuela           27.08%          5.37%              1,853.0000
     Brazil            10.34%          1.27%                  2.8892
   Argentina            4.05%          1.70%                  2.9150
--------------------------------------------------------------------------------

----------
*     Figures as of December 31, 2003